Exhibit 99.1

Weibo Reports Fourth Quarter and Fiscal Year 2020 Unaudited Financial Results

BEIJING, China — March 18, 2021 — Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB), a leading social media in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2020.

“We ended the year of 2020 on a solid note,” said Gaofei Wang, CEO of Weibo. “During the unprecedented times in 2020, Weibo has demonstrated its indispensable value as China’s leading social media platform to serve public conversations, and further enriched our video and community product offerings. On monetization, we are pleased to see our revenue and profit return to a solid growth trajectory in the fourth quarter. Entering into 2021, Weibo is well positioned to capture incremental ad wallet, leveraging the accelerated digitalization of brick-and-mortar, our differentiated social ad offerings and revamped bidding system,” Mr. Wang concluded.

Fourth Quarter 2020 Highlights

•                  Net revenues were $513.4 million, an increase of 10% year-over-year or an increase of 3% year-over-year on a constant currency basis [1].

•                  Advertising and marketing revenues were $453.5 million, an increase of 12% year-over-year.

•                  Value-added service (“VAS”) revenues were $59.9million, a decrease of 4% year-over-year.

•                  Income from operations was $181.6 million, representing an operating margin of 35%.

•                  Non-GAAP income from operations was $204.1 million, representing a non-GAAP operating margin of 40%.

•                  Net income attributable to Weibo was $29.0 million and diluted net income per share was $0.13.

•                  Non-GAAP net income attributable to Weibo was $212.7 million and non-GAAP diluted net income per share was $0.92.

•                  Monthly active users (“MAUs”) were 521 million in December 2020, a net addition of approximately 5 million users on year-over-year basis. Mobile MAUs represented 94% of MAUs.

•                  Average daily active users (“DAUs”) were 225 million in December 2020, a net addition of approximately 3 million users on year-over-year basis.

Fiscal Year 2020 Highlights

•                  Net revenues were $1.69 billion, a decrease of 4% year-over-year or a decrease of 5% year-over-year on a constant currency basis [2].

•                  Advertising and marketing revenues were $1.49 billion, a decrease of 3% year-over-year.

•                  VAS revenues were $203.8 million, a decrease of 14% year-over-year.

•                  Income from operations was $506.8 million, representing an operating margin of 30%.

•                  Non-GAAP income from operations was $579.6 million, representing a non-GAAP operating margin of 34%.

•                  Net income attributable to Weibo was $313.4 million and diluted net income per share was $1.38.

•                  Non-GAAP net income attributable to Weibo was $547.5 million and non-GAAP diluted net income per share was $2.38.

[1] On a constant currency (non-GAAP) basis, we assume that the exchange rate in the fourth quarter of 2020 had been the same as it was in the fourth quarter of 2019, or RMB 7.04=US$1.00.

[2] On a constant currency (non-GAAP) basis, we assume that the average exchange rate of 2020 had been the same as 2019, or RMB 6.90=US$1.00.

Fourth Quarter 2020 Financial Results

For the fourth quarter of 2020, Weibo’s total net revenues were $513.4 million, an increase of 10% compared to $468.1 million for the same period last year.

Advertising and marketing revenues for the fourth quarter of 2020 were $453.5 million, an increase of 12% compared to $405.9 million for the same period last year. Advertising and marketing revenues from key accounts (“KAs”) and small & medium-sized enterprises (“SMEs”) were $393.9 million, an increase of 7% compared to $368.1 million for the same period last year.

VAS revenues for the fourth quarter of 2020 were $59.9 million, a decrease of 4% year-over-year compared to $62.2 million for the same period last year, which was primarily resulted from the decrease of live streaming business, and was partially offset by the revenue contribution from the interactive entertainment company which was acquired and consolidated to the Company in November 2020.

Costs and expenses for the fourth quarter of 2020 totaled $331.8 million, an increase of 5% compared to $317.4 million for the same period last year. The increase was primarily due to higher personal-related cost and step-up in marketing spend, and was partially offset by decreased general and administrative expenses. Non-GAAP costs and expenses were $309.3 million, an increase of 3% compared to $299.2 million for the same period last year.

Income from operations for the fourth quarter of 2020 was $181.6 million, compared to $150.7 million for the same period last year. Operating margin was 35%, compared to 32% last year. Non-GAAP income from operations was $204.1 million, compared to $168.9 million for the same period last year. Non-GAAP operating margin was 40%, compared to 36% last year.

Non-operating loss for the fourth quarter of 2020 was $175.8 million, compared to a loss of $25.1 million for the same period last year. Non-operating loss for the fourth quarter of 2020 mainly included (i) a 92.5 million net loss from fair value change of investments, which is excluded under non-GAAP measures; (ii) a $94.2 million investment related impairment, which is excluded under non-GAAP measures; and (iii) a $9.5 million net interest and other income.

Income tax benefits were $25.3 million, compared to income tax expenses of $31.1 million for the same period last year. The income tax benefit was primarily due to the recognition of preferential tax treatment for certain of the Company’s PRC subsidiaries, as well as reverse of recognition of deferred tax liabilities in prior periods related to certain investments.

Net income attributable to Weibo for the fourth quarter of 2020 was $29.0 million, compared to $95.1 million for the same period last year. Diluted net income per share attributable to Weibo for the fourth quarter of 2020 was $0.13, compared to $0.42 for the same period last year. Non-GAAP net income attributable to Weibo for the fourth quarter of 2020 was $212.7 million, compared to $176.5 million for the same period last year. Non-GAAP diluted net income per share attributable to Weibo for the fourth quarter of 2020 was $0.92, compared to $0.77 for the same period last year.

As of December 31, 2020, Weibo’s cash, cash equivalents and short-term investments totaled $3.50 billion. For the fourth quarter of 2020, cash provided by operating activities was $321.2 million, capital expenditures totaled $8.4 million, and depreciation and amortization expenses amounted to $10.7 million.

Fiscal Year 2020 Financial Results

For fiscal year 2020, Weibo’s total net revenues were $1.69 billion, a decrease of 4% compared to $1.77 billion in 2019.

Advertising and marketing revenues for 2020 were $1.49 billion, a decrease of 3% compared to $1.53 billion in 2019. Advertising and marketing revenues from KAs and SMEs were $1.33 billion, a decrease of 7% compared to $1.43 billion for 2019, which primarily resulted from the adverse impact of the Covid-19 pandemic on the overall advertising demand mainly in the first half of 2020.

VAS revenues for 2020 were $203.8 million, a decrease of 14% compared to $236.7 million for 2019, mainly due to the decrease of revenues from the live streaming business.

Costs and expenses for 2020 totaled $1.18 billion, compared to $1.17 billion for 2019. Non-GAAP costs and expenses were $1.11 billion, compared to $1.10 billion for 2019.

Income from operations for 2020 was $506.8 million, compared to $597.6 million for 2019. Operating margin for 2020 was 30%, compared to 34% last year. Non-GAAP income from operations was $579.6 million, compared to $662.2 million for 2019. Non-GAAP operating margin was 34%, compared to 37% last year.

Non-operating loss for 2020 was $130.9 million, compared to a non-operating income of $4.8 million for 2019. Non-operating loss in 2020 mainly included (i) a $212.0 million investment related impairment, which is excluded under non-GAAP measures; (ii) a $35.1 million net gain from fair value change of investments, which is excluded under non-GAAP measures; and (iii) a $43.8 million net interest and other income.

Income tax expenses for 2020 were $61.3 million, compared to $109.6 million for 2019. The decrease was primarily resulted from changes in deferred tax liabilities related to fair value change on investments.

Net income attributable to Weibo for 2020 was $313.4 million, compared to $494.7 million for 2019. Diluted net income per share attributable to Weibo for 2020 was $1.38, compared to $2.18 for 2019. Non-GAAP net income attributable to Weibo for 2020 was $547.5 million, compared to $637.5 million for 2019. Non-GAAP diluted net income per share attributable to Weibo for 2020 was $2.38, compared to $2.78 for 2019.

For fiscal year 2020, cash provided by operating activities was $741.6 million, capital expenditures totaled $34.8 million, and depreciation and amortization expenses amounted to $32.1 million.

Management Appointments

The Company announced the appointment of Mr. Wei Wang as Weibo’s Chief Operating Officer. Mr. Wang has joined Sina Corporation, the parent of the Company in 2000 and has held various positions in Sina. The Company also announced the appointment of Ms. Fei Cao as Weibo’s Chief Financial Officer. Both changes are effective immediately.

Business Outlook

For the first quarter of 2021, Weibo estimates its net revenues to increase by 25% to 30% year-over-year on a constant currency basis. This forecast reflects Weibo’s current and preliminary view, which is subject to change.

Conference Call

Weibo’s management team will host a conference call from 7:00 AM to 8:00 AM Eastern Time on March 18, 2021 (or 7:00 PM – 8:00 PM Beijing Time on March 18, 2021) to present an overview of the Company’s financial performance and business operations.

Please register in advance of the conference call using the link provided below. Upon registering, you will be provided with dial-in numbers, passcode and unique registrant ID by email. To join the conference, please use the conference access information provided in the email received at the point of registering.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/4595508

Additionally, a live webcast of the call will be available through the Company’s corporate website at http://ir.weibo.com.

A telephone replay will be available from 22:00 PM China Standard Time on March 18, 2021 to 20:59 PM China Standard Time on March 26, 2021. To access the recording, please use the following dial-in information listed below:

United States:	+1 855 452 5696
Hong Kong:	800 963 117
Mainland China:	400 602 2065
International:	+61 2 8199 0299
Replay PIN:	4595508

Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures: non-GAAP costs and expenses, non-GAAP income from operations, non-GAAP net income attributable to Weibo, non-GAAP diluted net income per share attributable to Weibo and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets, net results of impairment on, gain/loss on sale of and fair value change of investments, non-GAAP to GAAP reconciling items on the share of equity method investments, non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests, provision for income tax related to the amortization of intangible assets and fair value change of investments (other non-GAAP to GAAP reconciling items have no tax effect), and amortization of convertible debt and senior notes issuance cost. Adjusted EBITDA excludes interest income, net, income tax expenses (benefit), and depreciation expenses.

The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains (losses) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to non-GAAP financial measures used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About Weibo

Weibo is a leading social media for people to create, share and discover content online. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. The Company generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Designed with a “mobile first” philosophy, Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. To support the mobile format, we have developed and continuously refining our social interest graph recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo’s expected financial performance and strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release. Weibo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-Fs and other filings with the SEC. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3336

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except per share data)

	Three months ended			Twelve months ended
	December 31,		September 30,	December 31,
	2020	2019	2020	2020	2019
Net revenues:
Advertising and marketing	$453,477	$405,921	$416,672	$1,486,155	$1,530,211
Value-added service	59,933	62,227	49,067	203,776	236,703
Net revenues	513,410	468,148	465,739	1,689,931	1,766,914

Costs and expenses:
Cost of revenues (1)	87,288	90,566	77,198	302,180	328,826
Sales and marketing (1)	139,136	123,372	105,263	455,619	465,339
Product development (1)	90,229	75,187	83,511	324,110	284,444
General and administrative (1)	15,113	28,286	38,813	101,224	90,721
Total costs and expenses	331,766	317,411	304,785	1,183,133	1,169,330
Income from operations	181,644	150,737	160,954	506,798	597,584

Non-operating income (loss):
Impairment on, gain/loss on sale of and fair value change of investments, net	(185,371)	(38,372)	(103,787)	(174,717)	(41,885)
Interest and other income , net	9,531	13,253	6,311	43,832	46,698
	(175,840)	(25,119)	(97,476)	(130,885)	4,813

Income before income tax expenses	5,804	125,618	63,478	375,913	602,397
Income tax benefits (expenses)	25,314	(31,056)	(30,003)	(61,316)	(109,564)

Net income	31,118	94,562	33,475	314,597	492,833
Less: Net income (loss) attributable to non-controlling interests	2,076	(506)	(323)	1,233	(1,842)
Net income attributable to Weibo	$29,042	$95,068	$33,798	$313,364	$494,675

Basic net income per share attributable to Weibo	$0.13	$0.42	$0.15	$1.38	$2.19
Diluted net income per share attributable to Weibo	$0.13	$0.42	$0.15	$1.38	$2.18

Shares used in computing basic net income per share attributable to Weibo	227,495	226,000	227,110	226,921	225,452
Shares used in computing diluted net income per share attributable to Weibo	228,489	226,844	227,793	227,637	226,412

(1) Stock-based compensation in each category:
Cost of revenues	$1,475	$1,488	$1,407	$5,384	$5,251
Sales and marketing	3,097	2,761	2,623	9,983	9,828
Product development	10,203	8,124	8,438	33,093	28,628
General and administrative	4,545	4,990	5,129	18,645	17,582

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,	December 31,
	2020	2019

Assets
Current assets:
Cash and cash equivalents	$1,814,844	$1,452,985
Short-term investments	1,682,048	951,235
Accounts receivable, net	492,010	422,225
Prepaid expenses and other current assets	296,757	424,905
Amount due from SINA(1)	548,900	384,828
Current assets subtotal	4,834,559	3,636,178

Property and equipment, net	60,632	46,729
Goodwill and intangible assets, net	208,688	46,513
Long-term investments	1,179,466	1,027,459
Other assets	51,772	47,307
Total assets	$6,335,117	$4,804,186

Liabilities and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$149,509	$126,247
Accrued expenses and other current liabilities	562,333	465,580
Deferred revenues	143,684	108,783
Income tax payable	102,844	100,245
Current liabilities subtotal	958,370	800,855

Long-term liabilities:
Convertible debt	892,399	888,266
Senior notes	1,536,112	793,985
Other long-term liabilities	61,906	39,261
Total liabilities	3,448,787	2,522,367

Redeemable noncontrolling interests	57,714	—

Shareholders’ equity :
Weibo shareholders’ equity	2,812,425	2,283,267
Non-controlling interests	16,191	(1,448)
Total shareholders’ equity	2,828,616	2,281,819

Total liabilities and shareholders’ equity	$6,335,117	$4,804,186

(1) Included short-term loans to and interest receivable from SINA of $547.9 million as of  December 31, 2020 and $236.6 million as of December 31, 2019.

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands of U.S. dollars, except per share data)

	Three months ended
	December 31, 2020				December 31, 2019					September 30, 2020
				Non-GAAP				Non-GAAP					Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results		Actual	Adjustments		Results

Advertising and marketing	$453,477			$453,477	$405,921			$405,921		$416,672			$416,672
Value-added service	59,933			59,933	62,227			62,227		49,067			49,067
Net revenues	$513,410			$513,410	$468,148			$468,148		$465,739			$465,739

		(19,320	)(a)			(17,363	)(a)				(17,597	)(a)
		(3,174	)(b)			(821	)(b)				(836	)(b)
Total costs and expenses	$331,766	$(22,494)		$309,272	$317,411	$(18,184)		$299,227		$304,785	$(18,433)		$286,352

		19,320	(a)			17,363	(a)				17,597	(a)
		3,174	(b)			821	(b)				836	(b)
Income from operations	$181,644	$22,494		$204,138	$150,737	$18,184		$168,921		$160,954	$18,433		$179,387

		19,320	(a)			17,363	(a)				17,597	(a)
		3,174	(b)			821	(b)				836	(b)
		185,371	(c)			38,372	(c)				103,787	(c)
		(6,399	)(d)			2,118	(d)				(3,658	)(d)
		(562	)(e)			6	(e)				(21	)(e)
		(18,889	)(f)			21,354	(f)				(1,062	)(f)
		1,611	(g)			1,371	(g)				1,595	(g)
Net income attributable to Weibo	$29,042	$183,626		$212,668	$95,068	$81,405		$176,473		$33,798	$119,074		$152,872

Diluted net income per share attributable to Weibo	$0.13			$0.92 *	$0.42			$0.77	*	$0.15			$0.66	*

Shares used in computing diluted net income per share attributable to Weibo	228,489	6,753	(h)	235,242	226,844	6,753	(h)	233,597		227,793	6,753	(h)	234,546

Adjusted EBITDA:

Non-GAAP net income attributable to Weibo				$212,668				$176,473					$152,872
Interest income,net				(4,021)				(13,652)					(4,340)
Income tax expenses (benefits)				(6,425)				9,702					31,065
Depreciation expenses				7,511				5,719					6,894
Adjusted EBITDA				$209,733				$178,242					$186,491

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands, except per share data)

	Twelve months ended
	December 31, 2020					December 31, 2019
				Non-GAAP					Non-GAAP
	Actual	Adjustments		Results		Actual	Adjustments		Results

Advertising and marketing	$1,486,155			$1,486,155		$1,530,211			$1,530,211
Value-added service	203,776			203,776		236,703			236,703
Net revenues	$1,689,931			$1,689,931		$1,766,914			$1,766,914

		(67,105	)(a)				(61,289	)(a)
		(5,654	)(b)				(3,355	)(b)
Total costs and expenses	$1,183,133	$(72,759)		$1,110,374		$1,169,330	$(64,644)		$1,104,686

		67,105	(a)				61,289	(a)
		5,654	(b)				3,355	(b)
Income from operations	$506,798	$72,759		$579,557		$597,584	$64,644		$662,228

		67,105	(a)				61,289	(a)
		5,654	(b)				3,355	(b)
		174,717	(c)				41,885	(c)
		(11,953	)(d)				12,143	(d)
		(468	)(e)				(1,648	)(e)
		(6,897	)(f)				20,979	(f)
		5,944	(g)				4,803	(g)
Net income attributable to Weibo	$313,364	$234,102		$547,466		$494,675	$142,806		$637,481

Diluted net income per share attributable to Weibo	$1.38			$2.38	*	$2.18			$2.78	*

Shares used in computing diluted net income per share attributable to Weibo	227,637	6,753	(h)	234,390		226,412	6,753	(h)	233,165

Adjusted EBITDA:

Non-GAAP net income attributable to Weibo				$547,466					$637,481
Interest income, net				(34,345)					(60,293)
Income tax expenses				68,213					88,585
Depreciation expenses				26,453					22,418
Adjusted EBITDA				$607,787					$688,191

(a)	To exclude stock-based compensation.
(b)	To exclude amortization of intangible assets.
(c)	To exclude net results of impairment on, gain/loss on sale of and fair value change of investments.
(d)	To exclude the non-GAAP to GAAP reconciling items on the share of equity method investments.
(e)	To exclude non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests.
(f)	To exclude the provision for income tax related to item (b) and (c). Other non-GAAP to GAAP reconciling items have no income tax effect.
The Company considered the tax implication arising from the reconciliation items and part of these items recorded in entities in tax free jurisdictions were without relevant tax implications.
For impairment on investments, valuation allowances were made for those differences the Company does not expect they can be realized in the foreseeable future.
(g)	To exclude the amortization of convertible debt and senior notes issuance cost.
(h)	To adjust the number of shares for dilution resulted from convertible debt which were anti-dilutive under GAAP measures.

*  Net income attributable to Weibo is adjusted for interest expense of convertible debt for calculating diluted EPS.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(In thousands of U.S. dollars)

	Three months ended			Twelve months ended
	December 31,		September 30,	December 31,
	2020	2019	2020	2020	2019

Net revenues
Advertising and marketing
Key accounts and small & medium-sized enterprises	$393,945	$368,061	$387,517	$1,334,155	$1,432,439
Alibaba	59,532	37,860	29,155	152,000	97,772
Subtotal	453,477	405,921	416,672	1,486,155	1,530,211

Value-added service	59,933	62,227	49,067	203,776	236,703
	$513,410	$468,148	$465,739	$1,689,931	$1,766,914